FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 1, 2009 to April 30, 2009

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 6, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of April 1, 2009 to April 30, 2009

770                 Confirmation of Legal Titles
771                 Advisory Board Appointments
772                 Update Shareholders April 2009
773                 Chairmans Address to Shareholders
774                 Quarterly Report – 31 March 2009

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	April 6, 2009

CityView Announces Confirmation of
Legal Titles of Mineral Concessions

CityView Corporation Limited (“CityView”) ASX:CVI, OTCBB:CTVWF, DAX:C4Z, announces today that the good standing of the legal titles of all the mineral concessions held by Fortitude Minerals Limited (“Fortitude”) in Angola have been confirmed.

The eight mineral titles held by Fortitude and its subsidiaries are held under the following licences:-

	Licence	Licence Date	Percentage	Area

Copper	Zenza/Dondo	March 6, 2009	70%	747 sq km
	Cachoeiras de Binga	March 6, 2009	80%	3,615 sq km
	Benguela	March 25, 2009	70%	3,943 sq km
	Benguela SW	July 6, 2007	80%	355 sq km
	Bentiabe	July 6, 2007	80%	183 sq km

Gold/
Beryllium	Ucua	March 6, 2009	70%	1,369 sq km

Gold	Chipindo	March 6, 2009	60%	1,433 sq km

Copper/gold
rare earths	Longonjo	July 16, 2008	70%	3,760 sq km

CityView owns 24,646,403 Fortitude shares out of a total issued capital of 54,832,103 shares (approximately 45%).

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

About CityView Corporation Limited

CityView is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit http://www.cityviewcorp.com/.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Contact:
CityView CEO, Mark Smyth
Telephone: +61-8-9226-4788
Facsimile: +61-8-9226-4799
Web: www.cityviewcorp.com
info@cityviewcorp.com

Mark Smyth
Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	April 17, 2009

Advisory Board

CityView Corporation Limited (“CityView”) ASX:CVI, OTCBB:CTVWF, DAX:C4Z, is pleased to announce the appointment to its Advisory Board of two experts on the mining sector in Africa, Mr Caleb Dengu and Mr Lewis Musasike.

Mr Dengu is based in The Netherlands and is responsible for the Base Metals Portfolio of the Common Fund for Commodities.  He has a detailed knowledge of the copper industry in Africa.  Previously he was a senior executive with the Eastern and Southern Africa Development Bank, financing major green field projects including new mines and processing plants.

Mr Musasike is based in South Africa and is Chief Executive of Africa Next Investment Holdings (Africa Next).  The investment focus of Africa Next is on infrastructure, mining and resources and financial services on the African continent.  Previously Mr Musasike was the Managing Director for Banking & Trade and Head of Corporate and Investment Banking for Standard Bank Africa (a division of Standard Bank of South Africa).

Prior to working for Standard Bank, Mr Musasike occupied senior roles as the Vice-President for Private Sector and International Investments, and Treasurer at the Development Bank of Southern Africa (DBSA):  and Head of Capital Markets and Financial Operations at the African Development Bank

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX / MEDIA RELEASE	CityView Corporation

CityView also announces the retirement of Messrs. P. de Chazal, N. Hoexter and L. Wale from the Advisory Board.  The Board would like to thank them for their past contribution to CityView.

About CityView Corporation Limited

CityView is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit http://www.cityviewcorp.com/.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Contact:
CityView CEO, Mark Smyth
Telephone: +61-8-9226-4788
Facsimile: +61-8-9226-4799
Web: www.cityviewcorp.com
info@cityviewcorp.com

Mark Smyth
Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	April 23, 2009

Chairman’s Address to Shareholders

Dear Shareholder,

On November 12 I sent to you my assessment of CityView’s projects and what I believed to be the best way forward.

It is now an appropriate time to update my assessment:  this will be expanded further at our Annual General Meeting in May.

1.	Metals: Fortitude Minerals Limited (“Fortitude”)
With the extension of the exploration licences by the new Minister of Mining & Geology Fortitude can now prepare for drilling at Longonjo, Cachoeiras and Chipindo in 2009.

2.	Diamonds: Canzar Resources Limited (“Canzar”)

The preparatory ground development work at Nhefo and Luachisse has been completed by Endiama, our co-venturer.  The next step is to install the dense medium separator plants and start production of the alluvial diamonds.  Canzar will not develop the kimberlites on the concession areas until sufficient cash flow has been generated from the alluvial production.

3.	Refinery

A refinery logistics meeting was held in Lagos at the end of March.  As soon as the requisite visas have been issued, the inspection team will be arriving in Houston for a site visit.  I am pleased to report that it has been confirmed that the life of the refurbished refinery is equal to a new refinery.

4.	Oil: Angola and Cameroon

Falcon Oil and CityView are continuing to review opportunities in the Angolan oilfields, but current and future projections for the oil price are not yet sufficiently attractive to support long-term commitments being made.  Likewise in Cameroon, discussions with Government representatives are on-going.

5.	Quest Energy Middle East Limited (“QEML”)
CityView has increased its equity stake in European Oil Limited (“EOL”) to 96.45%, pursuant to approval from CityView shareholders at the January General Meeting.  EOL holds a strategic 6% of QEML which gives us access into the Al Ansari network in Dubai.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

The collapse of the financial markets has created many problems for companies involved in mineral exploration, including CityView. The general consensus is that we must take a prudent approach. I have been listening to comments and concerns raised by shareholders and your Board has been considering what course of action would produce the best outcome for the Company and its shareholders. The Board believes that we must focus on acquiring an income producing asset instead of spending scarce capital on exploration and development.

When the crash of 2008 occurred, our immediate objective was to safeguard our largest assets, namely our investment in Fortitude and Canzar with their mineral and diamond interests in Angola.  Through our quick action of providing loan funds to Fortitude in Angola, we successfully stabilised Fortitude and Canzar’s position and facilitated licence extensions for Fortitude’s mineral interests so that development of the projects can now take place.

It has been well documented that our intention has been to acquire 100% of Fortitude and Canzar.  However in light of the review undertaken by the Board, there are two key factors which impact significantly on future strategy:

(i)	CityView’s share price is too low for an equity swap.
(ii)	The projects require further development capital before generating an income stream.

In the Board’s view, CityView would be better served if, for example, strategic partners were to farm into Fortitude and Canzar and support future exploration work planned by these companies.  This would ease the financial pressure currently borne by CityView.  The Boards of Fortitude and Canzar are now examining the various steps required for a merger to take place between themselves and the repayment in full of loan funds extended to Fortitude by CityView.  CityView has made it clear to Fortitude and Canzar that although CityView needs to reduce its capital expenditure it is not seeking to be diluted.

The refinery represents another significant capital expense.  While the Board remains committed to the project, we recognize that present market conditions impose limitations on our available options.  However there is no immediate necessity for CityView to provide any significant funding to the refinery project and the Board continues to assess the optimal implementation structure.

With this refocus, CityView will be able to position itself to make an acquisition of an income producing asset.  For the past two months the Chief Executive and I have been negotiating to acquire an interest in a producing anthracite and coking coal operation located in Natal South Africa with export quotas through Richards Bay. CityView is owed approximately US$9.72 million (which includes interest) by Fortitude. It is intended to utilise this asset as consideration in acquiring the interest in the income producing asset.  We will keep shareholders informed of developments.

Manuel Africano
Chairman.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

About CityView Corporation Limited

CityView is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit http://www.cityviewcorp.com/.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Contact:
CityView CEO, Mark Smyth
Telephone: +61-8-9226-4788
Facsimile: +61-8-9226-4799
Web: www.cityviewcorp.com
info@cityviewcorp.com

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

REPORT FOR THE QUARTER ENDED
31 March 2009
SUMMARY FACT SHEET
Company Details

Principal Place of Business and Registered Office:	Level 9, 28 The Esplanade Perth Western Australia 6000 Australia
Telephone:	(618) 9226 4788
Fax:	(618) 9226 4799
E-Mail:	info@cityviewcorp.com
Internet:	www.cityviewcorp.com
Chairman CEO Directors: Company Secretary Advisory Board	M. Africano M. Smyth P. Rand W. Reid M. Smyth C.Maher B. de Boer D. Boote C. Dengu L. Musasike K. Sylvester

Auditor:	Somes & Cooke
ASX Symbol:	CVI
NASD Symbol: FSE Symbol:	CTVWF C4Z
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc
Market Capitalisation at 31 March 2009
Shares on Issue	1,019,869,441
Options on issue	96,529,950
Fully Diluted Capital	1,116,399,391

Trading Volume
MONTH	AUS. VOLUME	NASD/FSE VOLUME	TOTAL VOLUME
January 2009 February 2009 March 2009 TOTAL	190,101,848 93,957,012 324,433,364 608,492,224	1,601,926 3,452,391 15,052,899 20,107,216	191,703,774 97,409,403 339,486,263 628,599,440

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Metals
CityView’s mineral projects in Angola are held through Fortitude Minerals Limited (“Fortitude”). CityView owns 24,646,403 Fortitude shares out of a total issued capital of 54,832,103 shares.

The new Minister of Mines & Geology in Angola granted Fortitude extensions to the following concession licences:-

Licence	Licence Date
Zenza/Dondo	March 6, 2009
Cachoeiras de Binga	March 6, 2009
Benguela	March 25, 2009
Ucua	March 6, 2009
Chipindo	March 6, 2009

With the titles secure the drilling programme can now proceed.  One track mounted drill rig and one drill rig mounted on a 6 wheel drive have been ordered.

Diamonds
Endiama has completed the preparatory ground development work at Nhefo and Luachisse.  The next step is to install Dense Medium Separator mobile plants.  The first plants will be installed at Nhefo.  Following successful installation at Nhefo, similar DMS plants will be commissioned for Luachisse.

Refinery
During the Quarter the Board of Deanshanger Project Limited (“Deanshanger”) formally approved its approval to participation in a joint venture (“DPL Energy Limited”) with CityView to acquire a crude oil refinery from Tagore Investments S.A.  The Department of Petroleum Resources of the Nigerian Ministry of Petroleum invited representatives of DPL Energy Limited to attend a refinery logistics meeting in Lagos, prior to final inspection of the plant and equipment in Houston.

European Oil Limited (“EOL”)
Pursuant to approval from Shareholders at a General Meeting held on January 30, 2009, CityView has increased its equity stake in EOL to 96.45%.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Corporate
In January 2009 arrangements were completed for the termination of CityView’s relationship with Pensador Resources Inc. (“Pensador”). In accordance with these arrangements, Pensador has transferred to CityView 18.5% of Angola Diamond Holdings Ltd the parent company of Canzar Resources Limited in consideration of CityView returning 862,667 Pensador shares and the termination of a US$1 million loan agreement.  Pensador has also transferred to CityView the benefit of loans of ₤1,100,000 (gbp) and US$3.2 million made by Pensador to Fortitude Minerals Limited (“Fortitude”) in consideration of CityView transferring to Pensador its 10% NPI in Nhefo and Luachisse.

Following the pro-rata non-renounceable entitlements issue of up to 498,052,228 fully paid ordinary shares each at an issue price of 1.25 cents per share, there was a shortfall of 479,205,215 shares:  by February 3, 2009 479,200,000 shares of the shortfall had been allotted.

Finance
Underwriting facility Kwanza Basin	US$100,000,000.00
Loan to Fortitude	US$9,720,000.00
Drawdown facility – GIS	AUD$2,000,000
Cash at Bank at March 31, 2009	AUD$139,145

P M Smyth
Chief Executive Officer
29 April 2009

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of April 1, 2009 to April 30, 2009

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634